17008358

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Section Washington, D.C. 20549 ON

MAR 01 2017

Washington DC
408

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-69683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Tritower Real Estate Capital, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 2250
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Gorman — 781-222-5905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Patrick Gorman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tritower Real Estate Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

CHARLENE T. VAN SOOY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 29, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tritower Real Estate Capital, LLC
(A Wholly Owned Subsidiary of TFG BD Holdco, LLC)

Table of Contents

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Tritower Real Estate Capital, LLC

We have audited the accompanying statement of financial condition of Tritower Real Estate Capital, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2016, and the related notes to the statement of financial condition. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Tritower Real Estate Capital, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 28, 2017

Tritower Real Estate Capital, LLC
(A Wholly Owned Subsidiary of TFG BD Holdco, LLC)

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	659,047
Other assets		33,365
Total assets	$	692,412
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliate	$	131,457
Accrued liabilities		14,111
Total liabilities		145,568
Member's equity		546,844
Total liabilities and member's equity	$	692,412

The accompanying notes are an integral part of this financial statement.

1. Description of Business

Tritower Real Estate Capital, LLC (the "Company"), was incorporated in the State of Delaware on September 22, 2015. On February 11, 2016, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is wholly owned by TFG BD Holdco, LLC. TFG BD Holdco, LLC is wholly owned by Tritower Financial Group, LLC (the "Parent") and Patrick Gorman (the "CEO").

The Company serves as the Parent's principal selling agent for certain real estate investment vehicles sponsored by the Parent.

2. Summary of Significant Accounting Policies

Basis of presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and cash equivalents
The Company considers all unrestricted deposits and highly liquid investments, which are readily convertible to cash, with original maturities of three months or less at acquisition, to be cash equivalents.

Revenue Recognition
The Company recognizes revenues in accordance with Accounting Standards Codification ("ASC") Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable.

The Company earns commission by serving as the Parent's principal selling agent for certain real estate investment vehicles sponsored by the Parent. The Company recognizes revenue as earned when investor funds are moved from escrow and are admitted into the real estate investment vehicle and proceeds are released to the Company.

Income taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for the Parent. The Company accounts for income taxes in accordance with ASC 740. ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. Since the parent company is a pass-through entity, there is no income tax expense recorded on the parent company financial statements. As such, the Company has reflected no tax expense in the financial statements attributable to the Company's stand-alone operations.

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)
ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2016. The earliest tax year of the Parent open for examination by tax authorities is 2013.

Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Recent accounting pronouncements
In May 2014, ASU 2104-09, *Revenue from Contracts with Customers (Topic 606)* was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods and services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods and services. The standard also provides guidance on accounting for certain contract costs and requires new disclosures. The standard is effective for annual reporting periods beginning after December 15, 2018. The standard can be adopted using either a full retrospective or modified retrospective approach with respect to presenting comparable periods prior to the effective date. The Company is still evaluating which method of adoption will be used and the impact of the new standard on its financial statements.

3. Related Party Transactions

On August 1, 2016, the Company and the Parent entered into an amended and restated Expense Sharing Agreement (the "ESA"). The Company reimburses the Parent periodically for a proportional share of payroll and employee-related expenses of personnel employed by the Parent performing services on behalf of the Company, as well as a proportional share of rent and office expenses. As of December 31, 2016, the Company had not yet reimbursed the Parent for these expenses and has an outstanding balance of $79,705 included in Due to affiliate. The parties to the ESA agree that the Company has no obligation to any third party for the services that the Parent provides. The Parent is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of the Company. Registered representatives that receive commission compensation from the Company are also partners or employees of the Parent.

4. Credit Risk

The Company maintains cash with a financial institution with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limit of $250,000. At December 31, 2016, the Company had $659,047 in cash held at Citizens Bank. However, the Company believes that the firm is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness. At December 31, 2016, net capital of $513,479, exceeded the required net capital minimum of $18,196 by $495,283. Aggregate indebtedness at December 31, 2016 totaled $145,568. The ratio of aggregate indebtedness to net capital was 0.28 to 1.

6. Subsequent Events

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.

Tritower Real Estate Capital, LLC

(A Wholly Owned Subsidiary of TFG BD Holdco, LLC)

Report Pursuant to Rule 17a-5(d) and
Report of Independent Registered Public Account Firm.

December 31, 2016

This report is deemed PUBLIC in accordance with Rule 17a-5(e)
under the Securities Exchange Act of 1934.